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                       Filed by Compaq Computer Corporation Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                    Subject Company: Compaq Computer Corporation
                                                     Commission File No.: 1-9026


This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Compaq on September 4, 2001, and is incorporated by reference into this filing.

Following is the text of an article from a Compaq internal publication for United Kingdom employees distributed on October 1, 2001.

COMPAQ UK&I
INTERNAL MAGAZINE - .COM OCTOBER ISSUE
HP/COMPAQ MERGER STORY

[headline - Business as usual]
[Subhead - Employees will be kept up-to-date says Rene]

[main]
It's business as usual at Compaq following last month's announcement that the company is planning to merge with Hewlett-Packard.
Rene Schuster urges employees to concentrate on the tasks in hand today to make sure that Compaq continues to be a formidable competitor in the marketplace.
And he promises that staff will be kept well informed as more information becomes available.
Already, an Inline site has been set up to provide further information about the merger. You can visit this at [link removed].
Rene said: "I understand that you will be feeling anxious and that you would like more detail about the merger.
"It is still very early days, but rest assured that I am totally committed to keeping you informed of developments over the coming weeks and months."
The merger will form an $87 billion global technology leader which will have a number one worldwide position in servers, access devices and printing and imaging, as well as leading positions in IT services, storage and management software.
However, it can take months for a merger of this size to obtain the various regulatory approvals, so it is important Compaq continues to stay focused on maintaining its current place in the market.
Rene continued: "The temptation to become distracted by an announcement of this kind is immense. However, I want to stress that we cannot afford to take our eye off today's business. We must remain focused on our customers and on delivering the numbers for the remainder of the year.
"Our challenge as we go forward is to ensure the business is operating to an optimal level of excellence and efficiency.
"It is our responsibility to drive the business forward quickly and demonstrate to the market, our channel partners, our customers and, most importantly, to our people, that Compaq continues to be a formidable competitor."
When the merger is completed the company will operate under the Hewlett-Packard name.

[Quotes panel]
Rob Walker, vice president and chief executive officer, Compaq EMEA: "The coming together of our two companies is, we believe, a great fit strategically - there are few technology overlaps between us.
"Compaq and Hewlett-Packard share the same values concerning our employees and our customers. We feel that the combination of the two companies will create greater opportunities to grow our business and create superior value for our customers.

Michael Capellas, Compaq's chairman and chief executive officer said: "This is an historic moment for Compaq, for our customers and for the industry. We have the unique opportunity to build an IT powerhouse with an unrivalled capacity to create customer value.
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He continued: "Our strategy has not changed. But our ability to deliver on that strategy - to make our aspirations a reality - will be greater than ever in the new company."
He added: "I couldn't be more excited about the future of these two great companies."


FORWARD LOOKING STATEMENT

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Hewlett-Packard/Compaq merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that Compaq and Hewlett-Packard are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in Compaq and Hewlett-Packard's Securities and Exchange Commission reports; and other risks that are described from time to time in Compaq's and HP's Securities and Exchange Commission reports (including but not limited to Compaq's annual report on Form 10-K for the year ended December 31, 2000, HP's annual report on Form 10-K for the year ended October 31, 2000, and subsequently filed reports). If any of these risks or uncertainties materialises or any of these assumptions proves incorrect, Compaq's results could differ materially from Compaq's expectations in these statements. Compaq assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

HP and Compaq intend to file with the SEC a joint proxy statement/prospectus and other relevant materials in connection with the Merger.
The joint proxy statement/prospectus will be mailed to the stockholders of HP and Compaq.
Investors and security holders of HP and Compaq are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about HP, Compaq and the Merger.
The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501.
Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391.
Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger. HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favour of the Merger.
The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms Fiorina, Mr Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed with the SEC on January 25, 2001.
Full participant information may be found in HP's Form 425 filed with the SEC on September 25, 2001.

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Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms Fiorina, Mr Wayman and HP's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.
Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favour of the Merger.
The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing.
A description of the interests of Mr Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Full participant information may be found in Compaq's Form 425 filed with the SEC on September 17, 2001.
Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr Capellas and Compaq's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.